

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2021

Nicolaas Vlok
Chief Executive Officer
Project Angel Parent, LLC
c/o MeridianLink, Inc.
1600 Sunflower Avenue, #200
Costa Mesa, CA 92626

> **Re: Project Angel Parent, LLC**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted April 7, 2021**
> **CIK No. 0001834494**

Dear Mr. Vlok:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No.2 to Draft Registration Statement on Form S-1

Dilution, page 64

1.   Please clarify that there was a historic net tangible deficit and net tangible deficit per share as of December 31, 2020, not book value.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 86

2.   In regard to your discussion of revenues on page 87, we note that revenues increased primarily due to an increase in transaction volumes of your mortgage and data and analytics products. Please define, discuss, and quantify, if appropriate, the transaction

volumes to which you are referring. For example, please disclose whether the transaction volumes relate to searches, loan applications, closed loans, or a mixture of all three. Furthermore, please quantify the actual dollar amount of aggregate net revenue change during the period attributed to a change in transaction volumes.

3.   Tell us whether the volume of transactions processed is used in managing your business and include a quantified discussion of such metrics for each period presented. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

General

4.   We note your response to our prior comment 21 in your letter dated January 26, 2021, in which you stated it is your intention to present pro forma information for the Corporate Conversion within the section titled "Prospectus Summary—Summary of Consolidated Financial and Other Data." Please revise or advise.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joseph C. Theis, Jr., Esq.